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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



[X] Form 10-K     [ ] Form 10-Q

For Period Ended:  10/31/2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended: __________________


PART I  -  REGISTRANT INFORMATION

BIO-LOK INTERNATIONAL INC.
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Full Name of Registrant

312 S. MILITARY TRAIL
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Address of Principal Executive Office

DEERFIELD BEACH, FLORIDA 33442
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City, State and Zip Code

PART II  -  RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be Eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

         (c) The accountant's statement or other exhibit required by Rule 12b-25(C)has been Attached if applicable.

PART III  -  NARRATIVE

Bio-Lok International Inc.'s audit of 2001 is still in the process of being completed. It is anticipated that we will receive our final 2001 Audited Financial Statements from our auditors by February 5, 2002. Due to the delay it is requested that an extension to file be granted.

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PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Ingo K. Kozak                                   954                                  698-9998
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         (Name)                                    (Area Code)                        (Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for tha last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           BIO-LOK INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     1/28/02                    By  /s/ INGO K. KOZAK
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                                            Ingo K. Kozak, Vice President